VIA ELECTRONIC TRANSMISSION

July 8, 2014

U.S. Securities and Exchange Commission

Public Filing Desk

100 F Street, N.E.

Washington, D.C. 20549

Re: MassRoots, Inc. - File No. 333-196735

Ladies and Gentlemen:

On behalf of MassRoots, Inc. (the “Registrant”), we hereby submit a marked copy of Amendment No. 1 to the Registrant’s Registration Statement on Form S-1 (File No. 333-196735/Accession No. 0000721748-14-000664) filed on July 7, 2014, as compared to the Registrant’s Registration Statement on Form S-1 filed on June 13, 2014 (Accession No. 0000721748-14-000599).

If you have any questions, please contact Peter Gennuso at 212.908.3958 or Christopher Moore at 614.469.3266.

Very truly yours,

/s/ Peter Gennuso